DEMETER MANAGEMENT CORPORATION
                           825 Third Avenue, 8th Floor
                            New York, New York 10022

                                  May 31, 2002

BY ELECTRONIC SUBMISSION
------------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attention:  David K. Ritenour

Re: Morgan Stanley Charter Millburn L.P. (File No. 333-91569) Morgan Stanley Charter Welton L.P. (File No. 333-91567) Application to Withdraw Post-Effective Amendments to the Registration Statements on Form S-1
      ----------------------------------------------------------

Ladies and Gentlemen:

      Pursuant to Rule 477 under the Securities Act of 1933, as amended, Morgan Stanley Charter Millburn L.P. and Morgan Stanley Charter Welton L.P. (collectively, the "Registrants") hereby withdraw their Post-Effective Amendments No. 7 to the Registration Statements on Form S-1 filed with the SEC on May 23, 2002 (the "Amendments").

      The Registrants represent two of the five partnerships in the Morgan Stanley Charter Series of continuously offered commodity pools, which will publicly offer units through a common prospectus. Since the Registrants are not registering additional units at this time, we have decided to withdraw the Amendments while the SEC reviews the Pre-Effective Amendments to the Registration Statements on Form S-1 for the three other partnerships in the Charter Series that are currently registering units. Once those Registration Statements are ready to be declared effective by the SEC, we will re-file the Amendments to update performance and financial statement information. Please note that no securities have been sold in connection with the Amendments.

      If you have any questions regarding this application please call Timothy
P. Selby of Cadwalader, Wickersham & Taft at (212) 504-6868.

                              MORGAN STANLEY CHARTER MILLBURN L.P.
                              By:  Demeter Management Corporation, General
                                   Partner

                              By:  /s/ Robert E. Murray
                                   -------------------------------------------
                                   Robert E. Murray, President

                              MORGAN STANLEY CHARTER WELTON L.P.
                              By:  Demeter Management Corporation, General
                                   Partner

                              By:  /s/ Robert E. Murray
                                   -------------------------------------------
                                   Robert E. Murray, President

cc:   Edwin L. Lyon, Esq.
      Timothy P. Selby, Esq.